Greenbriar Sustainable Living Inc. ("Greenbriar") Management's Discussion and Analysis Three Months Ended – March 31, 2024 (Expressed in Canadian dollars, unless otherwise noted)

May 30, 2024

For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com.  Information is also available on the Company's website at www.greenbriarliving.com . This Management's Discussion and Analysis ("MD&A") should be read in conjunction with unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and the audited annual consolidated financial statements for the year ended December 31, 2023, and related notes thereto which have been prepared in accordance with International Financial Reporting Standards. The MD&A contains certain Forward Looking Statements which are described at the end of this report.

CORPORATE OVERVIEW

Greenbriar's business focus is the development of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar is listed on the Toronto Venture Exchange under the symbol "GRB" and GEBRF on the US OTC market. Its registered records office is located at Suite 1500 - 1055 West Georgia, Vancouver, BC, V6E 4N7.

HIGHLIGHTS - Period Ended March 31, 2024

  On January 11, 2024, the Company closed a USD $3.0 million unsecured convertible debenture private placement financing with one arm's length investor. The convertible debt will bear interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and will mature thirty-six (36) months from the date of issuance being January 11, 2027. The convertible debt can be converted into common shares of the Company, at a price of $1.25 per common share.

As part of the terms of the Offering, the Debenture Holder has been issued 900,000 detachable warrants. Each Warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on January 11, 2027.

WORKING CAPITAL NOTES AND GOING CONCERN

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a net loss of $728,609 (2023 - $585,474) for the period ended March 31, 2024. As at March 31, 2024, the Company had an accumulated deficit of $28,199,381 (December 31, 2023 - $27,470,772) and a working capital deficiency of $8,288,026 (December 31, 2023 - deficiency of $6,478,520). To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition. These events and conditions indicate that a material uncertainty exists that may cause significant doubt on the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position.

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

As at March 31, 2024, the Company had a working capital deficiency of $8,288,062, which includes $2.26 million in related party accounts payable and accrued liabilities in addition to $781K in loans payable from friendly parties who have not and will not demand payment until the Company has started generating revenue and is in the financial position to repay the loans. Subsequent to period end, the Company obtained $740,300 in proceeds from option and warrant exercises and has demonstrated the ability to raise additional funds required to continue operations in addition is advancing the process on the $40 million construction loan with Voya.

There are many external factors that can adversely affect general workforces, economies and financial markets globally. Examples include, but are not limited to, the COVID-19 global pandemic and political conflict in other regions. It is not possible for the Company to predict the duration or magnitude of the adverse results of the Russian invasion and its effects on the Company's business or results of operations or its ability to raise funds.

MONTALVA SOLAR PROJECT

In April 2013, the Company entered into a 50/50 arrangement to create AG Solar One LLC ("AG Solar") with Alterra Power Corp ("Alterra") (the "Arrangement").  The Arrangement was created to develop 100 Megawatts ("MW's") of solar generation capacity in Puerto Rico under a Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") which the partnership through its wholly owned subsidiary, PBJL Energy Corporation ("PBJL"), currently has rights to.

On July 12, 2013, the Company signed a Membership Interest Purchase and Sale Agreement ("MIPSA") with Magma Energy (U.S.) Corp. ("Magma"), a subsidiary of Alterra, and amended on October 11, 2013 whereby the Company will purchase from Alterra its 50% interest in and to the shares of AG Solar.  The consideration was US $1.25 Million. The Company completed the MIPSA on September 12, 2014 (the "Acquisition Date"), the Company now owns 100% of AG Solar .

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA ("Montalva" or the "Montalva Project")) on September 5, 2013, requesting an interconnection evaluation and issuance of a project specific PPOA for Montalva.  After numerous delays by PREPA and failed attempts by the Company requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014.  PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement.

On May 15, 2015, the Company, filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement.  On September 9, 2016, the Superior Court of Puerto Rico denied an application by PREPA to have the case for contractual enforcement and damages dismissed. The Company may now proceed to have the court enforce the agreement, or in lieu of enforcement, direct PREPA to pay US $210 Million in monetary damages, or both.  In May of 2018 the Company filed a US Federal RICO lawsuit seeking US $951 Million in damages from PREPA.

On February 6, 2019, the Company announced that PREPA wanted to re-open negotiations to move forward the Montalva Project. The Company met with PREPA representatives in 2019 and commenced negotiations.

On May 19, 2020, the Company announced that it has reached agreement with the PREPA on a 25-year PPOA for the development, construction, and operation of the Montalva Project.  On May 28, 2020, the Governing Board of PREPA approved the contract.

On August 7, 2020, the Company received unanimous approval from the Puerto Rico Energy Bureau and the Montalva PPOA moved on to final approval by the FOMB. On February 26, 2021, the FOMB approved two projects and excluded the approval of the Montalva Project. The Company began the process of seeking avenues to have the FOMB decision overturned or to have the FOMB approve the projects approved by PREPA. As part of this process, the Company together with PREPA entered into negotiations in front of PREB.

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of the PREB, both parties have executed a formal settlement agreement beneficial to both parties.

The agreement will then head to the FOMB for approval. The perfunctory technical work on interconnection with Luma who is the power company responsible for power distribution and power transmission in the Commonwealth of Puerto Rico, will happen after PREB and FOMB approval.

LAND LEASE OPTION AGREEMENTS

Included in the power project development and construction costs balance for AG Solar are costs related to environmental assessments and land lease option payments.

The below Montalva and Lajas Farm Option Agreements provide the option to enter into a series of land leases with a term of twenty-five years and such leases may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva Project.

The Company entered into an option agreement dated September 9, 2013, which gives the Company the exclusive right and option to lease land in Puerto Rico (the "Montalva Option Agreement"). On December 1, 2013, the Company entered into an option agreement with renewal options which gives the Company the exclusive right and option to lease an additional site in Puerto Rico for the Montalva Project ("Original Lajas Farm Option"). On January 1, 2014, the Company entered into two additional option agreements for five years each (the "Secondary Lajas Farm Option"), which gives the Company the exclusive right and option to lease additional land in Lajas, Puerto Rico to further expand the Montalva Project (collectively, the "Lajas Farm Option Agreements").

On various dates since execution of the land lease option agreement, the parties have executed separate amendments to extend the expiration date. During the period ended March 31, 2024, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2024 and agreeing to make future payments totalling US$221,000.

During the period ending March 31, 2024, the Company made payment totalling USD$65,000 (December 31, 2023 - USD$105,667), related to extension agreements.

SAGE RANCH PROJECT

On September 27, 2011 the Company acquired property in accordance with its acquisition agreement with Marks & Kilkenny LLC to acquire real property in Tehachapi, California, USA (the "Property"), as its qualifying transaction under the rules of the TSX Venture Exchange. The purchase price for the Property was US $1,040,000.

The Property is situated close to the central business district and adjacent Tehachapi High School and is comprised of five parcels of real property located within the City of Tehachapi. Tehachapi is located in Kern County on the edge of the Mojave Desert, approximately 35 miles east-southeast of Bakersfield, California.

The legal description of each parcel is as follows:

• Parcel 1 - APN 417-012-01 (approx. 32.97 acres)

• Parcel 2 - APN 417-012-28 (approx. 60 acres)

• Parcel 3 - APN 417-012-27 (approx. 20 acres)

• Parcel 4 - APN 417-012-25 (approx. 19.16 acres)

• Parcel 5 - APN 417-012-24 (approx. 5.63 acres)

Parcels 1 through 5 are contiguous and aggregate approximately 138 acres of land on the south side of Cummings Valley Boulevard (State Highway 202), a major east - west thoroughfare through Tehachapi. The parcels lie immediately east of Clearview Street and immediately north of Pinon Street. The new Tehachapi High School, which opened its doors in 2003, is located immediately to the east of the parcels. A previous owner of these parcels had received Tentative Tract Map ("TTM") approvals under TTM 6218 and TTM 6723.

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

On August 17, 2021, the Company announced that the Sage Ranch project received full and final approval by the Mayor and City Council with a unanimous 4 to 0 vote in favor to approve Sage Ranch.  The Mayor and City Council approved all three items on the agenda, namely: 1) the approval of the Sage Ranch Master Development Plan; 2) The approval of the 995 home Tract Map and; 3) The approval and acceptance of the exhaustive Final Environmental Impact Report. ("FEIR").

March 30, 2022, the Company executed a USD $40 million Mandate Agreement with Voya Investment Management (Voya IM), LLC, the asset management business of Voya Financial, Inc., for a senior secured construction loan for the construction of the 995 home Sage Ranch sustainable master planned community project in Tehachapi in Southern California. Voya will receive a bonus of 2 million (3-year) warrants at CDN $1.25 per share at closing, or the same amount plus a USD $1 million cash break-up fee if the company choses another lender. On October 20, 2023, the Company and Voya extended the $40 million Mandate Agreement. As at the date of this report, the Company and Voya are working together to finalize the due diligence and documentation related to the construction loan.

On November 13, 2023, the Sage Ranch project received Planning Commission approval for the Sage Ranch Precise Development Plan ("PDP"). As at the date of this report, the Company is working with its engineering team and the city on obtaining the final building permits to begin Phase 1 construction.

The following table summarizes the current status of our Sage Ranch Project:

Project	Current Status	Next Steps
Sustainable Real Estate Development Project - California
Sage Ranch Sustainable Real Estate Project
  Vacant land
  City of Tehachapi, CA, Planned Development Zoning Approval Process initiated
    Planning Commission approval of Preliminary Development Plan obtained February 11, 2019
    City Council approval of Final Master Development Plan, 995 home Tract Map and Final Environmental Report obtained September 12, 2021

  Seven phases planned over 4-7 year period, at rate of 143-250 homes per year
  Precise Development Plan required for each phase
    Approval of Phase I Precise Development Plan received on November 14, 2023
    Applications for permits required for commencement of Phase I construction have been submitted and the Company, along with its engineering team, are working with the City on obtaining approval

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

On November 27, 2023, the Company announced that Altus Group Limited, updated the Pro Forma Review of Sage Ranch as follows in US currency:

Dashboard	$280 Price per Square Feet Revenue 995 units of 1 to 2 Stories 1,600,763 SF
Projected Revenue	995 units, totaling 1,600,763 square feet saleable Target average sales rate of $280 per square foot of saleable $421,900,600 projected net residential revenue after 6% sales agent fee
Projected Costs	$106 per square foot of GLA projected base construction cost $169,680,878 construction cost $18,946,631 site servicing cost $11,707,203 project contingency $247,571,261 total projected cost
Projected Profit	$174,329,339 projected net profit and 63.51% profit on cost $123,374,762 Net Present Value based on a Discount Rate of 6% p.a.

Note - The above table contains Forward Looking Statements. Please see assumptions used in the table above and the discussion on Forward Looking Statements at the end of this report.

The location of the Property is identified in the map below:

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

DOWNTOWN TEHACHAPI
TEHACHAPI MUNI AIRPORT
SPORTS STADIUM
MARX CENTER PARK
CITY HALL
JACOBSEN MIDDLE SCHOOL
NATATORIUM
FUTURE DEVELOPMENT OPPORTUNITY
VALLEY BLVD
SNYDER ROAD CONNECTION APPROX. 0.75 ACRE WITHIN SCHOOL MAINTENANCE YARD
HIGH SCHOOL MAINTENANCE YARD
TEHACHAPI HIGH SCHOOL
BASEBALL FIELDS
TOMPKINS ELEMENTARY SCHOOL
FUTURE SPORTS COMPLEX
COTTAGE HOMES
TOWN HOMES
SFD 7
BUNGALOW HOMES
SFD 6
CENTRAL PARK
COURT HOMES
APARTMENTS
SFD 5

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

DOWNTOWN TEHACHAPI
TEHACHAPI MUNI AIRPORT
SPORTS STADIUM
MARX CENTER PARK
CITY HALL
JACOBSEN MIDDLE SCHOOL
NATATORIUM
FUTURE DEVELOPMENT OPPORTUNITY
VALLEY BLVD
HIGH SCHOOL MAINTENANCE YARD
TEHACHAPI HIGH SCHOOL
BASEBALL FIELDS
TOMPKINS ELEMENTARY SCHOOL
FUTURE SPORTS COMPLEX
Legend
Major Arterial - Valley Boulevard
Minor Arterial - Pinon Street
Central Avenue
Local Road Section
Local Road Section
Typical Alley
Roundabouts

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

On October 6, 2018, the Company closed the sale of 50% undivided interest in the Sage Ranch project to Captiva Verde Wellness Corp. ("Captiva"), which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chief Executive Officer of Captiva and the Chief Financial Officer of the Company, Anthony Balic, is also the Chief Financial Officer of Captiva. The Company received 10,687,500 common shares of the Captiva which had a fair value of $1,068,750 and $112,500 in cash for total consideration of $1,181,250 ("Sale Agreement").

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the original disposal.

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment" (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva was in default on such funding obligations).

Captiva had until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva made the payments summarized above by the required time, Captiva would have exercised the Option and automatically acquired a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercised the Option, then Captiva and the Company would have immediately entered into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva were required to evenly split all net profits derived from the Sage Ranch Project.

On June 22, 2023, and amended on August 21, 2023, the Company entered into an agreement with Captiva whereby the Company will pay Captiva the outstanding $5,591,588 in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. Amounts payable to Captiva under the agreement relate to the reimbursement of costs incurred by Captiva under the Option Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch Project.

During the year ended December 31, 2023, the Company entered into an option agreement with Ronnie Strasser, who is an arm's length party, to purchase up to 115 acre-feet of water rights at USD $29,260.56 per acre-feet and paid a non-refundable reservation fee of USD $1,010,000. During the period ended March 31, 2024, the Company has not purchased any water rights under this option agreement.

INX TOKENIZATION

To Company is continuing to work to facilitate and list certain GEBRF registered common shares as the first digitized ("tokenized") shares of a publicly traded company. Through this collaboration, certain registered common stock certificates of the Company will be able to be represented in a digital format and move through a specific process back and forth, between traditional exchanges, like the OTC and a digital Alternative Trading System (ATS) like INX Digital Company, Inc. As part of the approval process the TSX Venture exchange has asked for a legal opinions from the Company's legal counsel which the Company is currently working on.

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

SELECTED FINANCIAL INFORMATION

(tabled amounts are expressed in CAD dollars)	As at March 31, 2024	As at December 31, 2023
Cash	$-	$47,098
Deposit and prepaid expenses - short term	516,933	507,878
Other receivables	5,410	3,476
Marketable securities	1,829,250	1,785,510
Deposits and prepaid expenses - long term	55,722	51,192
Related Company receivable - short term	-	206,947
Sage Ranch	13,186,576	12,333,170
Power project acquisition and development costs	7,484,605	7,175,580
Total assets	23,078,496	22,110,851
Total liabilities	14,157,736	13,112,699

The Company has total assets of $23.1 million as at March 31, 2024, compared to $22.1 million as at December 31, 2023. This increase is attributable to the capitalization of project costs during the period which included the capitalization of Captiva joint-venture settlement.

The Company has total liabilities of $14.5 million in the current period which is higher than the liabilities of $13.1 million as at December 31, 2023, due to an increase of liabilities net of payments.

(tabled amounts are expressed in CAD dollars)	Three Months Ended March 31,
	2024	2023
Consulting and management fees	$(265,590)	$(128,796)
General and administrative	(163,045)	(150,037)
Marketing and donations	(14.527)	(30,865)
Finance cost	(139,430)	(5,983)
Professional fees	(112,284)	(131,793)
Share-based payment expense	-	(163,771)
	(694,876)	(611,245)
Foreign exchange (loss) gain	(84,331)	3,361
Gain on settlement of accounts payable	(8,634)	-
Interest income	-	22,410
Loss on fair value of convertible debenture	59,232	-
Loss	(728,609)	(585,474)
Other comprehensive loss	480,167	(12,339)
Net loss and comprehensive loss	$(248,442)	$(597,813)
Basic/Diluted income (loss) per share	$(0.02)	$(0.02)

The Company had a loss of $0.7 million for the period ended March 31, 2024, compared to net loss of $0.6 million in the same period in 2023. The increased loss compared to 2023 was the result or lower marketing and donations, share-based payment expense offset by higher consulting fees and finance costs netted by a gain on fair value of derivative liability.

Other comprehensive income fluctuated over the fiscal periods. This was mainly due to the volatility of foreign exchange, which resulted in translation gains or losses on the Company's inter-company receivables.

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

Consolidated quarterly loss - 8 quarters historic trend

(tabled amounts are expressed in CAD dollars)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Total revenues	-	-	-	-	-	-	-	-
Net income (loss) for the period	(728,609)	(1,085,465)	(431,208)	(526,101)	(585,474)	(1,476,955)	862,174	(1,239,100)
Basic/Diluted income (loss) per share	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.05)	0.03	(0.04)
Total assets	23,441,443	22,110,851	19,928,216	19,469,182	15,744,470	15,053,130	13,786,081	11,387,562
Working capital (deficiency)	(7,925,079)	(6,478,520)	(4,152,932)	(3,443,355)	(4,282,047)	(3,655,842)	(3,830,424)	(4,631,371)
Cash dividend declared	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Three months ended March 31, 2024 vs. historical quarters in 2023, 2022

As the Company has not yet generated revenue and is still in the development stages of its various projects and the Company's results will fluctuate due to one-off transactions in addition to changes in the corporate activity related to project development. The Company had a net loss of $0.7 million in Q1 2024, which was higher than all the losses in the historical quarters, except for the loss of $1.1 million in Q4 2023, which included a large non-cash share based payment expense, loss of $1.5 million in Q4 2022, which included the loss on disposition of Captiva shares, and loss of $1.2 million in Q2 2022, which included a large share of loss in associate and higher marketing and donations fees.  The increased loss in the current quarter is mainly due to a higher finance expense related to the convertible debts and increased consulting fees which are both expected to continue as the Company increases corporate activity related to advancing its projects.

Total assets are higher than all comparative periods as a result of the Company continuing to capitalize expenditures related to their projects.

Working capital deficiency is highest than all comparative periods due to the Company early adopting the new IAS 1 accounting standard in Q4 2023 which classified the Company's USD $3M convertible debt and associated derivative conversion option as current liabilities despite the contractual term of three years due to the derivative conversion option. Without this change the Company's working capital would have improved with the Company continuing the pay down payables and accrued liabilities.

No cash dividends have been declared by the Company.

Basic and diluted income (loss) per share in each quarter is relative to the income (loss) recorded in that period.

LIQUIDITY AND CAPITAL RESOURCES

(tabled amounts are expressed in CAD dollars)	Three Months Ended March 31,
	2024	2023
Cash inflows (outflows) from operating activities	$(406,968)	$(376,838)
Cash inflows (outflows) from financing activities	521,050	607,399
Cash inflows (outflows) from investing activities	(201,208)	(237,961)
Net cash flows	(87,126)	(7,400)
Cash balance	$(40,028)	$17,550

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

The Company had a negative cash balance of $40,028 as of March 31, 2024. Cash outflow from operating activities was $0.4 million, slightly higher compared to outflow of $0.4 million in 2023. The change in outflow was primarily attributable to increased corporate activity during the current period.

Cash inflow from financing activities in the current period ended March 31, 2024, was $0.5 million which is the result of the Company receiving cash for option exercises in the amount of $165,000, receiving cash for warrants exercises in the amount of $6,050, received additional loans of $550,000 net of $200,000 in loan repayments.

Cash outflow from investing activities in the current period ended March 31, 2024, was $0.2 million as the Company capitalized the costs related to Sage Ranch and Montalva.

The Company's ability to continue as a going concern is dependent on the Company's ability to raise funds.

ANALYSIS OF FINANCINGS

The following table sets out prior disclosure by the Company of its intended use of proceeds, other than working capital related costs, from financings, the Company's actual achievements and an explanation of any variation.

Disclosed Use of Proceeds (other than working capital)	Company Achievements	Reasons for Variation
July 6, 2023 The Company expects to use the gross proceeds from the Debenture for Sage Ranch and general working capital purposes.	The Company is working with its engineering team and the city on obtaining the final building permits.	N/A
November 30, 2023 The Company expects to use the gross proceeds from the Debentures as a bridge to the USD $40 million construction loan.	The Company is working with its engineering team and the city on obtaining the final building permits	N/A

SHAREHOLDERS' EQUITY

As at March 31, 2024, the Company had unlimited authorized common shares without par value and 34,239,355 common shares issued and outstanding, 3,175,000 share purchase options and 5,646,926 warrants outstanding. As at the date of this report, the Company had unlimited authorized common shares without par value and 35,172,355 common shares issued and outstanding, 2,862,000 share purchase options and 5,026,926 warrants outstanding.

- On January 11, 2024, the Company closed the USD$3,000,000 unsecured convertible debenture private placement financing, the debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share, subject to adjustment pursuant to the terms of the debenture. As part of the terms of the offering, the debenture holder has been issued 900,000 detachable warrants, each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on January 11, 2027.

- During the period ended March 31, 2024, the Company issued 11,000 common shares as a result of warrant exercises.

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

- During the period end March 31, 2024, the Company issued 150,000 common shares as a result of option exercises.

- Subsequent to March 31, 2024, the Company issued 620,000 common shares as a result of warrant exercises.

- Subsequent to March 31, 2024, the Company issued 313,000 common shares as a result of option exercises.

The following table discloses the number of options and vested options outstanding as at the date of this report:

Number of options Outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
350,000	1.35	0.27
500,000	1.25	0.82
100,000	1.15	1.23
500,000	1.35	1.53
75,000	1.50	1.86
1,137,000	1.10	4.63
200,000	1.10	4.67
2,862,000	$1.21	2.54

The following table discloses the number of warrants outstanding as at the date of this report:

Outstanding warrants	Expiry Date	Exercise price
1,809,000	March 28, 2025	$1.35
577,000	November 29, 2025	$1.50
925,926	December 13, 2025	$1.46
355,000	May 10, 2028	$1.50
460,000	June 30, 2026	$1.30
900,000	January 11, 2027	$1.30
5,026,926

COMMITMENTS AND CONTINGENCIES

As at March 31, 2024, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$677,500	-	$677,500

(i) The Company entered into four separate land lease options agreements with Jose Arturo Acosta, to lease land in the Municipality of Lajas and Guanica of Puerto Rico. The Company made initial payments on the execution date of each option agreement and will thereafter make certain payments over the term of the option periods.  Subsequent to year end, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2024, and agreeing to make future payments totalling US$221,000.

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

(ii) On April 23, 2013, 330 common shares, approximately 33% interest, of PBJL were transferred between the spouse of the Company's CEO to AG Solar and the Company.  The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated.  Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

(iii) On March 30, 2022, the Company executed a USD $40 million Mandate Agreement with Voya Investment Management (Voya IM), LLC, the asset management business of Voya Financial, Inc., for a senior secured construction loan for the construction of the 995 home Sage Ranch Project in Tehachapi in Southern California. Voya will receive a bonus of 2 million (3 -year) warrants exercisable at $1.25 per share at closing, or the same amount plus a USD $1 million cash break-up fee if the Company choses another lender. On October 20, 2023, the Company and Voya extended the $40 million Mandate Agreement.

(iv) Upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land whichever comes first, the Company will make a one-time payment of US $250,000 to Cliff Webb, the President of the Company.  In addition, the President will be paid a US$1.95 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project. These development milestone payments are structured to incentivize the President to reach these milestones and compensate him for the work required to do so and are reviewed and approved by the Company's Compensation Committee.

(v) The Company is a party to a lawsuit with a former contractor. Both parties have filed complaints seeking damages and the outcome is uncertain at this time.

REGULATORY DISCLOSURES

Off-Balance Sheet Arrangements

As at the date of this report, the Company did not have any off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions as at March 31, 2024 other than as disclosed elsewhere in this document.

Related Party Transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with key management personnel during the period ended March 31:

	2024	2023
Consulting and management fees	$160,242	$161,796

During the period ended March 31, 2024, Cliff Webb, the President of the Company charged the Company $43,467 (2023 - $44,513) related to his consulting services. As at March 31, 2024, included in accounts payable are fees, loan, bonus and expenses due to the President of the Company of $711,325 (December 31, 2023 - $577,511).

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

During the period ended March 31, 2024, a Company controlled by the CFO of the Company charged the Company $33,000 (2023 - $33,000) related to CFO services.

During the period ended March 31, 2024, the Chief Executive Officer of the Company charged the Company $83,775 (2023 - $84,282) related to CEO services.

During the period ended March 31, 2024, related party loans to Cliff Webb, President of the Company, and Daniel Kunz, Director of the Company, totaling USD $190,300 had interest of US $18,323 (December 31, 2023 - US $68,961) was capitalized to power project acquisition and development costs.

As at March 31, 2024, the Company had a receivable of $nil (December 31, 2023 - $206,947) from Captiva. During the year ended December 31, 2023, the Company entered into an agreement with Captiva whereby the Company will pay Captiva $5,591,588 in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Amounts payable to Captiva under the agreement relate to the reimbursement of costs incurred by Captiva under the Option. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch project. During the period ended March 31, 2024, the Company and Captiva agreed to net the Company's receivable of $362,947 from Captiva against the joint venture settlement obligation.

As at March 31, 2024, USD $1,469,803 (December 31, 2023, USD $1,489,211) remained accrued, and USD $19,407 (December 31, 2023 - USD $504,441) was paid related to accrued bonuses to awarded to executives, directors and former directors of the Company.

As at March 31, 2024, the Company had $384,150 (December 31, 2023 - $289,095) in accounts payable to related parties.

Financial Instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

		Mach 31, 2024	December 31, 2023
	Fair Value	Fair value $	Fair value $
Financial assets

Fair value through profit and loss ("FVTPL")
Cash	Level 1	-	47,098
Marketable securities	Level 2	1,829,250	1,785,510
Financial liabilities
Other financial liabilities
Overdraft	Level 1	40,028	-
Convertible debenture derivative	Level 3	993,084	1,027,427

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

Categories of financial instrument

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs.

Convertible debenture derivative is considered to be a Level 3 classification as certain inputs are not based on observable market data.

The Company did not move any instruments between levels of the fair value hierarchy during the period ended March 31, 2024 and December 31, 2023.

The Company's financial instruments include cash, marketable securities, other receivables, related party loan receivable, accounts payable and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives. The carrying values of other receivables, related company loan receivable and accounts payable and accrued liabilities and loan payable and promissory notes approximate their fair values due to their relatively short periods to maturity.

The fair value of the marketable securities is based on recent transaction prices.

The fair value of the joint venture settlement obligation and convertible debentures are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, with accretion and interest income recognized through the statement of loss and comprehensive loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, convertible debentures and loans; however, management does not believe this exposure is significant as most items are at fixed interest rates.

Credit Risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit rating, other receivables and the loan receivable. The Company believes the credit risk is insignificant for the cash and other receivables and moderate for the loan receivable with Captiva. The Company's exposure is limited to amounts reported within the statement of financial position.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

	Less than 1 year	Over 1 year	Total
Overdraft	$40,028	$-	$40,028
Accounts payable and accrued liabilities	4,353,270	-	4,353,270
Loan payables	1,349,727	-	1,349,727
Joint venture settlement obligation	1,048,423	2,719,561	3,767,984
Convertible debenture	-	3,653,643	3,653,643
Convertible debenture derivative	-	993,084	993,084
Total	$6,791,448	$7,366,288	$14,157,736

Foreign Exchange Risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

The Company's financial assets and liabilities as at March 31, 2024 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Other receivables	5,410	-	5,410
Marketable securities	-	1,829,250	1,829,250
	5,410	1,829,250	1,834,660

Financial liabilities
Overdraft	$6,302	$(46,330)	$(40,028)
Accounts payable and accrued liabilities	(554,600)	(3,838,697)	(4,393,297)
Loan payable	(30,000)	(1,319,727)	(1,349,727)
Joint venture settlement obligation	(4,130,931)	-	(4,130,931)
Convertible debenture	(798,556)	(2,855,087)	(3,653,643)
Convertible debenture derivative	-	(993,084)	(993,084)
Net financial liabilities	$(5,502,375)	$(7,223,675)	$(12,726,050)

The Company's financial assets and liabilities as at December 31, 2023 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$14,936	$32,162	$47,098
Other receivables	3,476	-	3,476
Related company loan receivable	206,947	-	206,947
Marketable securities	-	1,785,510	1,785,510
	225,359	1,817,672	2,043,031

Financial liabilities
Accounts payable and accrued liabilities	$(285,915)	$(3,537,054)	$(3,822,969)
Loan payable	(30,000)	(751,322)	(781,322)
Joint venture settlement obligation	(3,997,091)	-	(3,997,091)
Convertible debenture	(785,129)	(2,698,761)	(3,483,890)
Convertible debenture derivative	-	(1,027,427)	(1,027,427)
Net financial liabilities	$(4,872,776)	$(6,196,892)	$(11,069,668)

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of March 31, 2024, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $722,368 (December 31, 2023 - $619,689). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Risk and Uncertainties

Credit, Liquidity, Interest, Currency and Commodity Price Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. As at March 31, 2024, the Company's financial instruments include cash, marketable securities, other receivables, related party loan receivable, accounts payable and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives

The Company does not use derivative instruments or hedges to manage risks because the Company's exposure to credit risk, interest rate risk and currency risk is small.

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk through its cash, which is held in a large Canadian financial institution with an issuer credit rating of A-1 by Standard & Poor's. The Company believes this credit risk is insignificant.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to short-term interest rates through the interest earned on cash balances and deposits; however, management does not believe this exposure is significant.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds.

Cash is stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
www.greenbriarcapitalcorp.ca

Real Property Ownership

All real property investments are subject to elements of risk such investments are affected by general economic conditions, local real estate markets, the attractiveness of the properties to residents, supply and demand for housing, competition from other available housing and various other factors. Demand for residential real estate in the United States could be adversely affected by weakness in the national, regional and local economies, changes in supply of, or demand for, similar or competing properties in an area and the excess amount of units in a particular market. To the extent that any of these conditions occur, they are likely to affect market value for residential building lots, which could cause a decrease in the Company's future potential sales revenue from the Property.

No History of Revenue

To date the Company has relied entirely upon the sale of common shares and the exercising of warrants to provide working capital to fund its administration, overhead costs and project development. There is no guarantee that the Company will enter into profitable agreements and earn revenue from operations. The Company has not commenced commercial production and the Company has no history or earnings or cash flow from its operations. Thus, there can be no assurance that the Company will be able to develop any value or that its activities will generate positive cash flow. The Company has not paid any dividends and it is unlikely to generate earnings or pay dividends in the immediate or foreseeable future. The Company has limited cash and other assets. A prospective investor in the Company must be prepared to rely solely upon the ability, expertise, judgment, discretion, integrity and good faith of the Company's management in all aspects of the development and implementation of the Company's business activities.

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSXV and OTCQX.  The Company's business is in an early stage of exploration and an investment in the Company's securities is highly speculative. There can be no assurance that an active trading market in the Company's securities will be established and maintained.  Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  The price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices or in the Company's financial condition or results of operations as reflected in its quarterly earnings reports.

Current Global Financial Conditions

Events over the last number of years in global financial markets, including sovereign debt crises, have had a profound impact on the global economy and global financial conditions have been subject to volatility.  Many industries are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity.  A continuing slowdown in financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's business, financial condition, results of operations and ability to grow.

Competition

The renewable energy development industry is highly competitive. The Company competes with other domestic and international power development companies that have greater financial, human and technical resources.

The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than the Company. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to the Company's detriment. The Company may also encounter increasing competition from other renewable energy companies in the Company's efforts to hire experienced professionals. Increased competition could adversely affect the Company's ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable properties or prospects for development in the future. As a result of this competition, the Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
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Furthermore, there is no assurance that a ready market will exist for the sale of renewable energy. Factors beyond the control of the Company may affect the marketability of electrical power in existing markets. These factors include market fluctuations, the proximity and capacity of renewable power markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

Risks related to International Activities

A material portion of the business of the Company is located outside of Canada, with assets predominately in USA.  The Company's international operations may be adversely affected by political or economic developments or social instability, which will not be within the Company's control, including, among other things, the risks of political unrest, labour disputes and unrest, war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions, contracts and permits, government regulation, delays in obtaining or renewing or the inability to obtain or renew necessary permits, taxation policies, economic sanctions, fluctuating exchange rates, currency controls, high rates of inflation, limitations on foreign ownership and increased financing costs.  The occurrence of any such events could have a material adverse effect on the Company's business and results of operations as currently contemplated.

Risks Associated with Joint Venture Agreements

Pursuant to agreements the Company may enter into in the course of its business, the Company's interest in its properties may become subject to the risks normally associated with the conduct of joint ventures.  In the event that any of the Company's properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Reliance on Key Individuals

The Company's success depends on its ability to attract and retain the services of key personnel who are qualified and experienced.  In particular, the success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the Company's directors and senior management.  It is expected that these individuals will be a significant factor in the Company's growth and success.  The loss of the service of these individuals could have a material adverse effect on the Company.

The resource industry is largely driven by fluctuations in commodity prices which, when high, can lead to a large number of projects being developed which in turn increases the demand for skilled personnel, contractors, material and supplies.  Accordingly, there is a risk to the Company of losing or being unable to secure enough suitable key personnel or key resources and, as a result, being exposed to increased capital and operating costs and delays, which may in turn adversely affect the development of the Company's projects, the results of operations and the Company's financial condition and prospectus.

Project Risk

- Availability of tax credits (Montalva)

- Interest rates at time of project financing

- Tax equity investor market, availability and pricing

- Uncertain financial markets and sponsor equity requirements

- Credit rating of off-takers (PREPA)

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
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- Escalation of equipment cost such a wind turbines and solar panels

- Escalation of EPC cost

- Availability and timely delivery of key equipment

- Timely completion of interconnection by the transmission provider

- Weather related and force majeure events

- REC market pricing to be negotiate (PREPA)

- Receipt of applicable rights and permits

- Construction cost overruns and delays

- Housing prices are subject to fluctuations that are beyond the Company's control

- Environmental and other regulatory requirements may add costs and uncertainty

- Insurance policies may be insufficient to cover losses

Material Accounting Policies and Estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates.  Actual outcomes may differ from these estimates under different assumptions and conditions.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Areas that often require significant management estimates and judgment are as follows:

Key areas of judgment

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar.  The functional currency of the Company's subsidiaries is the US dollar.  The determination of functional currency may require certain judgments to determent the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying values and impairment charges

In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment.  These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Going concern of operations

These consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used, then the adjustments required to report the Company's assets and liabilities on a liquidation basis could be material to these financial statements.

Marketable securities

The determination of the fair value requires significant judgement by the Company, on the date of purchase, and at each reporting date thereafter, consistent with fair value accounting guidance in accordance with IFRS 13, Fair Value Measurement.

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
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Tax

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized.  Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Key sources of estimation uncertainty

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Convertible debentures

Convertible debentures are separated into their liability and equity components on the statement of financial position. The liability component is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon non-convertible debentures issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

Derivative Liability

The Company measures the fair value of the derivative by reference to the fair value on the convertible debenture issuance date with an estimated life ending on the convertible debenture maturity date and revalues them at each reporting date. In determining the fair value for the derivative liability, the Company used the Geometric Brownain motion model with the following assumptions: annualized volatility rate; market price of shares at the reporting date; risk-free interest rate; the remaining expected life of the embedded derivatives and an exchange rate at the reporting date. Changes to these estimates could result in the fair value of the derivative liability being less than or greater than the amount recorded.

Joint venture settlement obligation

The liability is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon debt issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

Internal controls and procedures

During the period ended March 31, 2024, there has been no significant change in the Company's internal control over financial reporting since last year.

The Chief Executive Officer, President and Chief Financial Officer of the Company are responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. They are also responsible for establishing adequate internal controls over financial reporting to provide sufficient knowledge to support the representations made in this MD&A and the Company's annual financial statements for the year ended December 31, 2023 (together the "Annual Filings"). The Chief Executive Officer and Chief Financial Officer of the Company have filed the Venture Issuer Basic Certificate with the Annual Filings on SEDAR at http://www.sedarplus.com.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the venture issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

Q1 2024 MD&A (expressed in CAD Dollars) - period ended March 31, 2024
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ADVISORY ON FORWARD-LOOKING INFORMATION

Certain statements included in this MD&A may contain forward-looking statements that relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. These statements include, but are not limited to, statements concerning: the future cash flows, profitability, financial and operating performance of the Company; estimated future real estate sales prices, commission fees, construction costs, capital costs, interest rates, rates of inflation, environmental considerations and labor availability; anticipated working-capital requirements; capital expenditures; requirements for additional capital; government regulation of operations; environmental risks; limitation of insurance coverage; and the maintenance of permits, licenses necessary for the Company's operations.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

This Management's Discussion and Analysis contains certain forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company's actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company's required financial statements and filings.

The reader should also consider carefully the matters discussed under the heading "Risks Factors and Uncertainties" elsewhere in this MD&A. Forward-looking statements contained herein are made as of the date hereof (or as of the date of a document incorporated herein by reference, as applicable). No obligation is undertaken to update publicly or otherwise revise any forward-looking statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except as required by law. Because forward-looking statements are inherently uncertain, readers should not place undue reliance on them. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.